SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

INTERMEC, INC.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

458786100

(CUSIP Number)

Steven A. Yadegari, Esq.
Executive Vice President and General Counsel
Cramer Rosenthal McGlynn, LLC
520 Madison Avenue, New York, NY 10022
(212) 326-5300

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

May 24, 2012

(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	458786100

1	NAME OF REPORTING PERSON Cramer Rosenthal McGlynn, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

9,462,713

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

9,896,269

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,896,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IA

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value (“Common Stock”), of Intermec, Inc. (“Intermec” or the “Company”), a corporation organized under the laws of the State of Delaware.  The principal executive offices of the Company are located at 6001 36th Avenue West, Everett, Washington 98203-1264.

Item 2.  Identity and Background.

(a)-(f) Pursuant to Rule 13-d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a New York limited liability company (“CRM”).

CRM is a limited liability company that provides investment management services and is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. The managing member of CRM is Cramer Rosenthal McGlynn, Inc. (“CRM Inc.”), a New York corporation. CRM Inc.’s principal business activity is serving as the managing member of CRM. The principal business address of CRM and CRM Inc. is 520 Madison Avenue, New York, NY 10022. Their telephone number is (212) 326-5300.

The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM and CRM Inc. (collectively, the “Principals”) is set forth on Exhibit 99.1 annexed hereto which is incorporated herein by reference.  Each of the individual Principals is a United States citizen.

During the last five years, none of CRM, CRM Inc. or any of the Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of CRM, CRM Inc. or any of the Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for CRM was the personal funds or working capital of the clients to whom CRM provides discretionary investment management services (the “Advisory Clients”).

The total cost of the reported shares of Common Stock beneficially owned by CRM, on behalf of its Advisory Clients, was $93,537,740.

Item 4.  Purpose of Transaction.

CRM acquired all of the shares of Common Stock reported herein in the ordinary course of business for investment purposes.  CRM has been a holder of the shares of Common Stock since the second quarter of 2009 and has a history of share ownership in the Company dating back to the Company’s spinoff from Western Atlas in 1997.  CRM has had an ongoing long term dialogue with management.

CRM commends the Board of Directors for taking control of the Company after a protracted period of financial underperformance.  Over the last few years, Intermec has made substantial progress in improving its sales structure, product portfolio, supply chain and working capital.    The Company has also deployed capital into a number of important acquisitions.   Intermec owns a substantial Radio-Frequency Identification (RFID) patent portfolio and has a history of monetizing intellectual property.  However, as described below, we believe that further specific action is warranted.

Despite the Company’s best efforts, CRM believes that Intermec’s Common Stock trades, and has traded for a significant period of time, at a substantial discount to its intrinsic value.  The Company currently trades at approximately 0.4x LTM Enterprise Value/Sales.  Relevant private market transactions in the Automatic Identification and Data Capture / Mobile Computing industry have transacted, to the best of our knowledge, in a range of 1.4-3x LTM Enterprise Value/Sales, a substantial premium to the current market value of the Company.  The historical private market transactions in many cases do not represent companies with as strong a market position as Intermec.  Additionally, this valuation metric does not take into consideration the substantial value we believe may be present in the patent portfolio and recent acquisitions.  While CRM intends to review its investment in the Company on a continuing basis, CRM currently believes that extraordinary action is necessary.  It is particularly timely in light of the protracted financial underperformance, the recent CEO departure, the substantial undervaluation and the uncertain economic environment.  Accordingly, the Company should retain an investment banker to assist it in evaluating strategic alternatives, including a sale of the Company.  In our view, a sale would be in the best interest of all constituents involved, not only long-term shareholders, but also employees and customers who would benefit from the Company being part of a larger, more diverse organization.

In light of the forgoing and depending on various factors, including, without limitation, the Company’s financial position, results and strategic direction, price levels of the Company’s Common Stock, actions taken by management and the Board of Directors of the Company, other investment opportunities available to CRM, conditions in the securities and capital markets, and general economic and industry conditions, CRM may, from time to time and at any time, take all actions within its power to encourage the Company’s management and Board of Directors to pursue a sale of the Company and otherwise to take steps to enhance the value of the Company.  Such measures may include, without limitation, (1) communicating with management, the Board of Directors, other stockholders, industry participants and other interested or relevant parties about the Company or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; (2) requesting or proposing one or more nominees for election or appointment to the Board of Directors of the Company and soliciting proxies for the nomination of such nominees; (3) purchasing additional securities of the Company in the open market or otherwise; and (4) formulating plans or proposals regarding the business or management of the Company.  CRM reserves the right to sell some or all of its holdings in the Company in the open market or otherwise, at any time and from time to time, and/or to otherwise change its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

There can be no assurance that CRM will pursue any of the matters set forth above. Moreover, there can be no assurance that CRM will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of its holdings in the Company, or as to the timing of any such matters should they be so pursued by CRM. CRM reserves the right, at any time, to take or refrain from taking any of the actions set forth above.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned is based upon 59,987,118 shares of Common Stock of the Company outstanding, as reported in the Company’s quarterly report on Form 10-Q filed on May 16, 2012.

As investment manager for the Advisory Clients CRM may be deemed to beneficially own the aggregate 9,896,269 shares held by the Advisory Clients. Such shares represent approximately 16.5% of the outstanding Common Stock of the Company.

(b) By virtue of CRM’s position as investment manager for the Advisory Clients, CRM may be deemed to possess the sole power to vote 9,462,713 shares of Common Stock held by the Advisory Clients and sole power to dispose of 9,896,269 shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients.

(c) CRM transacted on behalf of its Advisory Clients the following shares of the Company’s Common Stock on the open market:

Purchases
Date	Shares	Average Price
5/23/2012	51,300	5.5988
5/23/2012	14,600	5.605
5/23/2012	21,385	5.6263
5/22/2012	50,000	5.7257
5/22/2012	137,625	5.7015
5/21/2012	30,500	5.5114
5/21/2012	34,700	5.5944
5/21/2012	75,000	5.5745
5/21/2012	24,700	5.539
5/22/2012	2,640	5.75
5/18/2012	5,100	5.5325
5/18/2012	52,900	5.4709
5/18/2012	64,702	5.4684
5/17/2012	100,298	5.5287
5/17/2012	80,292	5.5223
5/18/2012	4,580	5.46
5/16/2012	31,300	5.595
5/16/2012	97,900	5.574
5/16/2012	10,000	5.6177
5/16/2012	79,708	5.5864
5/16/2012	320	5.5995
5/16/2012	280	5.6
5/16/2012	480	5.5949
5/16/2012	3,500	5.5916
4/30/2012	22,880	5.35
4/25/2012	10,000	5
4/23/2012	10,000	5.0616
3/29/2012	25,000	7.6833
3/28/2012	25,000	7.718
3/27/2012	25,000	7.75
3/26/2012	4,564	7.7985

Sold
Date	Shares	Average Price
5/1/2012	8,700	5.3805
4/30/2012	7,300	5.3017
4/30/2012	22,880	5.35
4/24/2012	9,750	5.1054
4/18/2012	400	5.58
4/12/2012	1,200	6.8617

       (d) Not applicable.

       (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described herein, to the knowledge of CRM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons set forth in Item 2 (including Exhibit 99.1) and any other person with respect to any securities of Company, including but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description

99.1.	Item 2 Information

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012

CRAMER ROSENTHAL MCGLYNN, LLC

By:	/s/ STEVEN A. YADEGARI
Name:	Steven A. Yadegari
Title:	Executive Vice President and General Counsel